May 19, 2008

VIA EDGAR SUBMISSION AND COURIER

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Altera Corporation

Form 10-K for the fiscal year ended December 28, 2007

Filed February 25, 2008

File No. 000-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated April 9, 2008 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth each of the staff’s comments below followed by the Company’s response to each comment.

Comment 1): It appears that the price adjustments that you will grant to distributors in future periods are reasonably likely to have a material impact on your results of operations, liquidity or capital resources. As such, please revise MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income and allowances on sales to distributors caption of your balance sheet and (2) a discussion of the impact of the pricing and return uncertainties on each reported period. Please also disclose a roll-forward of your deferred income and allowances on sales to distributors liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Response 1): In response to the Staff’s comment, we respectfully advise as follows:

We will disclose the components of our deferred income and allowances on sales to distributors account in Note 2—Balance Sheet Details, of our 2008 second quarter Form 10-Q. An illustrative example based on balances as of December 28, 2007 and December 29, 2006 is presented below:

“The Deferred income and allowances on sales to distributors account is comprised of the following components:

(in thousands)	Dec. 28, 2007	Dec. 29, 2006
Deferred Revenue on shipments to distributors	$440,988	$452,914
Deferred cost of sales on shipments to distributors	(51,201)	(50,220)

Deferred income on shipments to distributors	389,787	402,694
Advances to distributors	(118,662)	(111,976)
Other deferred revenue (1)	9,315	7,360

Total	$280,440	$298,078

(1)	This balance represents revenue deferred on our software and intellectual property licenses that are recognized as revenue over the term of the license subscription, which is generally one year.

The Deferred income and allowances on sales to distributor activity for the years ended December 28, 2007 and December 29, 2006 was as follows:

(in thousands)	Year Ended Dec. 28, 2007	Year Ended Dec. 29, 2006
Balance at beginning of the period	$298,078	$258,285
Deferred income on shipments to distributors	3,957,820	3,661,327
Net change in advances to distributors	(6,686)	(37,810)
Distributor allowances
Price concessions	(3,127,039)	(2,675,116)
Returns	(117,139)	(139,060)

Total distributors allowances	(3,244,178)	(2,814,176)

Income recognized on distributor shipments to end customers	(726,549)	(770,620)
Net changes in other deferred revenue	1,955	1,072

Balance at end of the period	$280,440	$298,078

In addition to the information above, we will describe the impact of the pricing uncertainties on each reported period in Results of Operations, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2008 second quarter Form 10-Q filing as follows:

“We sell each item in our product catalog to all of our distributors worldwide at a list price. However, distributors resell our products to end customers at a very broad range of individually negotiated price points based on customer, product, quantity, geography, competitive pricing, and other factors. The majority of our distributors’ sales to their customers are priced at a discount from our list price. Often, under these circumstances, we remit back to the distributor a portion of their original purchase price after the resale transaction is completed and Altera validates the distributors’ resale information, including end customer, device, quantity and price, against the approved distributor price concession. To receive price concessions, distributors must submit the price concession claims to Altera for approval within 60 days of the resale of the product to an end customer. We do not enter into any arrangements which require us to sell the product below our cost. At our discretion, we may sell below our cost. Primarily because of such uncertainty, we defer revenue recognition on sales to distributors until our products are sold through, which is when our price is fixed or determinable. Accordingly, these pricing uncertainties impact our results of operations, liquidity and capital resources since the final price earned and cash received for our products varies based on the extent of high volume purchases made by the end customers and individual competitive situations. For the years ended December 28, 2007 and December 29, 2006, total price concessions earned by distributors were $3.1 billion and $2.7 billion, respectively. Price concessions represent 70% and 68% of our list price for the years ended December 28, 2007 and December 29, 2006, respectively. The percentage change was driven by customer segment and volume mix.

Our distributors have certain return rights, including stock rotation and return of defective, overstocked, obsolete and discontinued products, which are generally determined and granted at Altera’s discretion. Our stock rotation program generally allows distributors to return to Altera product valued at up to 5% of Altera’s net billings to the distributors for the six months prior to the stock rotation. Such rights of return expire upon the products being resold by the distributor to end customers. For the years ended December 28, 2007 and December 29, 2006, returns from distributors totaled $117.1 million and $139.1 million, respectively.”

Comment 2): We reference your disclosure on page 24 that you must use estimates and apply judgment to reconcile distributor reported inventories because of errors in the reported data. You also state that an error in your judgment could lead to inaccurate reporting. Please clearly disclose the specific estimates and judgments that you apply to the extent that these could have a significant impact on your financial statements.

Response 2): In response to the Staff’s comment, we respectfully advise as follows:

In our 2008 second quarter Form 10-Q, we will update the critical estimates applied in our revenue recognition in Critical Accounting Estimates, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations as follows:

“We sell our products to original equipment and manufactures, or OEMs, and to electronic components distributors who resell these products to OEMs, or their subcontract manufacturers. We sell more than 90% of our products to distributors for subsequent resale to OEMs or their subcontract manufacturers. In almost all cases, sales to distributors are made under agreements allowing for subsequent price concessions and returns, and we defer recognition of revenue until the products are resold by the distributor. Our revenue reporting is highly dependent on receiving pertinent and accurate data from our distributors in a timely fashion. Distributors provide us with periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is so large and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors’ reported inventories to their activities. This reconciliation process requires us to estimate the amount of in-transit shipments (net of in-transit returns) to our distributors. In-transit days can significantly vary among geographies and individual distributors. We also apply judgment when estimating the total amount of price concessions earned by our distributors but not claimed as at the end of the reporting period. This is because there is a time lag between the price concessions earned and claimed by the distributors for any underlying resale of products. Any error in our judgment could lead to inaccurate reporting of our revenues, deferred income and allowances on sales to distributors, and net income.”

Comment 3): Please revise future filings to clearly disclose the nature and meaning of the three product categories of new, mainstream and mature and other, including a description of how you determine the products to be included in each of these categories.

Response 3): In response to the Staff’s comment, we respectfully advise as follows:

We have revised our disclosure in the 2008 first quarter Form 10-Q filing in the “Results of Operations, Sales Overview” section on pages 17-18 regarding our product categories as follows:

“We classify our products into three categories: New, Mainstream, and Mature and Other Products as follows:

•	New Products include the Stratix® II, Stratix II GX, Stratix III, Cyclone® II, Cyclone III, MAX® II, HardCopy and Hardcopy II devices;

•	Mainstream Products include the Stratix, Stratix GX, Cyclone, and MAX 3000A devices;

•

Mature and Other Products include the Classic™, MAX 7000, MAX 7000A, MAX 7000B, MAX 7000S, MAX 9000, FLEX® series, APEX™ series, Mercury™, Excalibur™, configuration and other devices, intellectual property cores, and software and other tools.

The product categories above have been constructed to approximate the relative life cycle stages of the company’s products. The product categories’ compositions are adjusted approximately every two to three years. New Products are primarily comprised of the company’s most advanced products. Customers select these products for their latest generation of electronic systems. Demand is generally driven by prototyping and production needs. Mainstream Products are somewhat older products which are generally no longer design-win vehicles. Demand is driven by customers’ later stage production-based needs. Mature Products are yet older products with demand generated by the oldest customer systems still in production. This category also includes sales of software, intellectual property, and other miscellaneous devices.”

We will continue to include this disclosure in future filings.

Comment 4): Please tell us and revise future filings to discuss the reasons for the change in timing of distributor billings that caused the significant increase in accounts receivable for fiscal year 2007 compared to fiscal year 2006. Please clarify whether there are any collectibility concerns as a result of this significant increase in accounts receivable.

Response 4): In response to the Staff’s comment, we respectfully advise as follows:

The change in the timing of distributor billings was attributable to the increase in shipments to distributors. We bill our distributors and record accounts receivable at the time of shipment to the distributors. The accounts receivable as of December 28, 2007 of $198.9 million increased by $105.6 million from $93.3 million as of December 29, 2006. During the three months ended December 28, 2007, we experienced an upward trend in demand for our products resulting in higher shipments to distributors, thus higher accounts receivable, when compared to the same period in the prior year. Additionally, during the fiscal quarter ended December 29, 2006, our end customers had started an inventory reduction program which resulted in lower gross billings into the channel especially towards the end of the fiscal quarter. Billings to both distributors and OEMs were $456.0 million in December 2007 compared to $328.7 million in December 2006. This increase of $127.3 million largely contributed to the increase in the accounts receivable balance as of December 28, 2007 as compared to December 29, 2006.

We review, periodically and at the end of each reporting period, our accounts receivable balances for collectibility. Based on our review we make a provision for doubtful accounts to provide for the risk of probable credit losses in our accounts receivable balance. As of December 28, 2007, our allowance for doubtful accounts balance was $4.1 million which we believe was adequate and reasonable. For the three months ended March 28, 2008, we experienced no significant or unusual bad debt write-offs.

We will explain significant changes in our working capital accounts in Financial Condition, Liquidity, and Capital Resources, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2008 second quarter Form-10Q filing.

Comment 5): In light of the fact that you are unable to estimate the product returns and the price concessions you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as “deferred income and allowances on sales to distributors” will never be recognized as revenue, please tell us how you concluded that “deferred income and allowances on sales to distributors” is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of items being presented. Please tell us, for example, whether you considered a title for the account such as “customer deposits, net of deferred inventory costs” or other such titles that better depict the nature of the liability.

Response 5): In response to the Staff’s comment, we respectfully advise as follows:

We present deferred revenue and costs of goods sold on our consolidated balance sheet, net, within the caption “Deferred income and allowances on sales to distributors” because we believe this balance sheet presentation appropriately reflects the character of the items being presented. As discussed in the response to Comment No. 1, we will present in future filings, both the composition of this account balance as well as a roll-forward of activities within the account for each of the reporting periods presented. Such disclosure will further enhance the disclosure about the nature and character of this account. In addition, we believe the disclosure included in our “Revenue recognition” accounting policy, in the notes to our consolidated financial statements of our 2007 Form 10-K, provides the reader with a clear understanding of the character of this account. For reference purposes, we have repeated the disclosures included in “Deferred income and allowances on sales to distributors” on pages 45 and 46 of our Form 10-K for the fiscal year ended December 28, 2007 below:

“Deferred income effectively represents the gross margin on the sale to the distributor; however, the amount of gross margin we recognize in future periods will be less than the originally recorded deferred income as a result of negotiated price concessions. We sell each item in our product catalog to all of our distributors worldwide at a uniform list price. However, distributors resell our products to end customers at a very broad range of individually negotiated price points based on customer, product, quantity, geography, competitive pricing, and other factors. The majority of our distributors’ resales are priced at a discount from list price. Often, under these circumstances, we remit back to the distributor a portion of their original purchase price after the resale transaction is completed. Thus, a substantial portion of the deferred income and allowances on sales to distributors balance represents a portion of distributors’ original purchase price that will be remitted back to the distributor in the future. The wide range and variability of negotiated price concessions granted to distributors does not allow us to accurately estimate the portion of the balance in the Deferred income and allowances on sales to distributors that will be remitted back to the distributors. Therefore, we do not reduce deferred income by anticipated future price concessions; instead, price concessions are typically recorded against deferred income and allowances on sales to distributors when incurred, which is generally at the time the distributor sells the product. These allowances for price concessions have historically been greater than 60 percent of the Deferred income and allowances on sales to distributors account balance.”

We have considered alternative titles, but believe the current title more closely depicts the character of the account in accordance with Regulation S-X. In addition, we believe the expanded disclosure of the account composition and activity clearly provides readers of the financial statements with an understanding of the liability account. We will monitor the activity in this caption and reconsider, as appropriate, whether the title would warrant a change in the future.

Comment 6): In addition, we note that you provide advances to distributors to reduce their working capital requirements. Please tell us why it is appropriate to net the amount related to distributor advances within the line items, “deferred income and allowances on sales to distributors.” Tell us how this presentation complies with paragraph 5 of FIN 39 which permits the offsetting of assets and liabilities only when a legal right of setoff exists. We also refer you to SAB Topic No. D-43.

Response 6): In response to the Staff’s comment, we respectfully advise as follows:

We offset advances to distributors against “Deferred income and allowances on sales to distributors” because we meet the criteria established in paragraph 5 of FIN 39. Specifically, the amounts owed by each party are determinable, we have a contractual right of offset as stated in the agreements, and we have a right of offset which is enforceable at law. In fact, we have offset these amounts and intend to continue to do so in the future.

Comment 7): To enhance the disclosures related to distributor’s right of product return and price concessions, please tell us and revise future filings to discuss the terms of the product return rights or price concessions, such as the time period during which a distributor can return the product or request a price concession. Please also discuss whether returns or price concessions are capped to a certain percentage of sales price or margins and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product.

Response 7): In response to the Staff’s comment, we respectfully advise as follows:

In our 2008 second quarter Form 10-Q filing, we will revise the disclosure on our revenue recognition policy by discussing the terms of the product return rights and price concessions, in Note 1 – Summary of Significant Accounting Policies, as follows:

“We sell each item in our product catalog to all of our distributors worldwide at a list price. However, distributors resell our products to end customers at a very broad range of individually negotiated price points based on customer, product, quantity, geography, competitive pricing, and other factors. The majority of our distributors’ sales to their customers are priced at a discount from our list price. Often, under these circumstances, we remit back to the distributor a portion of their original purchase price after the resale transaction is completed and Altera validates the distributors’ resale information, including end customer, device, quantity and price, against the approved distributor price concession. To receive price concessions, distributors must submit the price concession claims to Altera for approval within 60 days of the resale of the product to an end customer. We do not enter into any arrangements which require us to sell the product below our cost. At our discretion, we may sell below our cost. Primarily because of such uncertainty, we defer revenue recognition on sales to distributors until our products are sold through, which is when our price is fixed or determinable. Accordingly, these pricing uncertainties impact our results of operations, liquidity and capital resources since the final price earned and cash received for our products varies based on the extent of high volume purchases made by the end customers and individual competitive situations. For the years ended December 28, 2007 and December 29, 2006, total price concessions earned by distributors were $3.1 billion and $2.7 billion, respectively.

Our distributors have certain return rights, including stock rotation and return of defective, overstocked, obsolete and discontinued products, which are generally determined and granted at Altera’s discretion. Our stock rotation program generally allows distributors to return to Altera product valued at up to 5% of Altera’s net billings to the distributors for the six months prior to the stock rotation. Such rights of return expire upon the products being resold by the distributor to end customers. For the years ended December 28, 2007 and December 29, 2006, returns from distributors totaled $117.1 million and $139.1 million, respectively.”

Comment 8): Please describe to us the methodology, if any, employed to evaluate deferred cost of sales for impairment and the authoritative literature in US GAAP on which you base that policy. In future filings also include a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts or the inventory still held by distributors which may be returned to you or on which you may have to provide significant discounts.

Response 8): In response to the Staff’s comment, we respectfully advise as follows:

We evaluate whether our deferred cost of sales has been impaired based on expected net cash flow to be received for the deferred item. In assessing the impairment of our deferred cost of sales we use the guidance provided by ARB 43, Chapter 4, Statement 6 which establishes the lower-of-cost-or-market rule as the guiding principle to be used in assessing whether cost or a lower estimate of realizable value should be used for inventories. Our deferred cost of sales represents the products shipped from Altera to our distributors. We apply our inventory valuation procedures, including potential impairment due to excess or obsolescence, to Altera owned inventory and distributor owned inventory. Realization of the deferred cost occurs because we earn revenue in excess of the amount of costs deferred. We do not typically agree to price discounts with our distributors that will result in us receiving cash in an amount less than the deferred costs of sales. In those rare instances where we have agreed to a price discount below our cost, we write the inventory down to its new cost basis in accordance with SAB 100. This results in the amount of deferred cost of sales not exceeding its realizable value.

In our 2008 second quarter Form 10-Q, we will disclose our testing and accounting for the impairment of deferred cost of sales in Significant Accounting Policies , Note 1 – Summary of Significant Accounting Policies.

Comment 9): We see from page 41 that $8.9 million of land was reclassified from fixed assets to other current assets. Please tell us and revise future filings to discuss the circumstances and the basis for reclassifying the land.

Response 9): In response to the Staff’s comment, we respectfully advise as follows:

In July 2000, we purchased 20 acres of land in Santa Clara County, California, for future expansion; the land was recorded in our Property and equipment. The reclassification of land from property and equipment to other current assets was the result of Altera entering into a third party agreement to sell the land as of December 28, 2007. Consequently, we reclassified the land from fixed assets to other current assets in accordance with FAS 144.

On February 14, 2008, we consummated the sale transaction and included the following disclosure on Page 9, Note 2 of our 2008 first quarter Form 10-Q: “In the fourth quarter of 2007, we reclassified 20 acres of land located in Santa Clara County, California, that we originally bought for future expansion ($8.9 million) from property and equipment to other current assets (held for sale). On February 14, 2008, we completed the sale of the land for net proceeds of approximately $9.1 million.” In addition, we have separately disclosed, in our Condensed Consolidated Statement of Cash Flows on Page 3, the proceeds from and the gain on the sale of land.

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8005 (telephone) or (408) 544-8155 (facsimile).

Very truly yours,

/s/ Timothy R. Morse
Timothy R. Morse
Chief Financial Officer